REPORT ON VOTING RESULTS

Annual Meeting of Shareholders

May 3, 2012

National Instrument 51-102 – Section 11.3	Form 6-K (U.S.A.)
(Canada)

The Annual Meeting of Shareholders of Brookfield Office Properties Inc. (the “Corporation”) was held on May 3, 2012 in New York, NY, U.S.A. At this meeting, there were 184 shareholders represented in person or by proxy holding 430,895,450 Common shares, representing approximately 85.53% of the 503,768,205 issued and outstanding Common shares and 7 shareholders represented in person or by proxy holding 13,883,583 Class A Redeemable Voting Preferred shares, representing approximately 97.19% of the 14,201,980 issued and outstanding Class A Redeemable Voting Preferred shares.

With respect to the election of directors, the Corporation’s Articles state that each Class A Redeemable Voting Preferred shareholder and each Common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors and the allocation of the votes among the elected directors for the Common shares and the Class A Preferred shares was as follows:

Common Shares
Director	Votes For	% of Votes Cast by Proxy	Votes Withheld
Gordon E. Arnell	416,177,272	97.90	8,945,630
William T. Cahill	375,700,622	88.37	49,422,280
Christie J. B. Clark	424,362,452	99.82	760,450
Richard B. Clark	422,435,277	99.37	2,687,625
Jack L. Cockwell	421,926,906	99.25	3,195,996
J. Bruce Flatt	388,651,691	91.42	36,471,211
Michael Hegarty	424,355,803	99.82	767,099
Paul J. Massey Jr.	424,044,292	99.75	1,078,610
F. Allan McDonald	423,919,349	99.72	1,203,553
Robert L. Stelzl	423,550,311	99.63	1,572,591
John E. Zuccotti	416,307,293	97.93	8,815,609

Class A Preferred Shares
Director	Votes For	% of Votes Cast by Proxy	Votes Withheld
Gordon E. Arnell	13,803,358	100.00	Nil
William T. Cahill	13,802,638	99.99	720
Christie J. B. Clark	13,803,358	100.00	Nil
Richard B. Clark	13,802,638	99.99	720
Jack L. Cockwell	13,803,358	100.00	Nil
J. Bruce Flatt	13,803,358	100.00	Nil
Michael Hegarty	13,802,638	99.99	720
Paul J. Massey Jr.	13,802,638	99.99	720
F. Allan McDonald	13,802,638	99.99	720
Robert L. Stelzl	13,802,638	99.99	720
John E. Zuccotti	13,802,638	99.99	720

Appointment of Auditors

The resolution to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

Class of Shares	Outcome	Votes For	% of Votes Cast by Proxy	Votes Withheld
Common	Carried	428,175,924	99.37	2,713,197
Class A Preferred	Carried	13,803,583	100.00	Nil

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Advisory Resolution on Executive Compensation

The advisory resolution on the Corporation’s approach to executive compensation described in the Management Proxy Circular was approved by a majority of both the Class A Redeemable Voting Preferred and Common shareholders. Management received proxies to vote on this resolution as follows:

Class of Shares	Outcome	Votes For	% of Votes Cast by Proxy	Votes Against
Common	Carried	394,600,117	92.82	30,522,617
Class A Preferred	Carried	13,802,638	99.99	720

There were no other matters to come before the meeting that required a vote by either the Class A Redeemable Voting Preferred shareholders or Common shareholders.

Date: May 15, 2012.	BROOKFIELD OFFICE PROPERTIES INC.

/s/ “Michelle L. Campbell”
Michelle L. Campbell Vice President, Compliance

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